Consolidated Financial Statements

December 31, 2017 and 2016

(Expressed in thousands of U.S. dollars)

Management’s Responsibility for Financial Reporting

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on management’s best estimates and judgments. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013) in Internal Control – Integrated Framework. Based on this assessment, management has concluded that as at December 31, 2017, the Company’s internal control over financial reporting was effective. The Company acquired Integra Gold Corporation during 2017, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, Integra Gold Corporation’s internal control over financial reporting associated with total assets of $535,609 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2017.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, the Company’s outside advisors and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

KPMG, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed their opinion in their report titled “Independent Auditors’ Report of Registered Public Accounting Firm”. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2017 has also been audited by KPMG, and their opinion is included in their report titled “Report of Independent Registered Public Accounting Firm”.

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Eldorado Gold Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Eldorado Gold Corporation (the “Company”), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 21, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

KPMG LLP (Signed)

We have served as the Company's auditor since 2009.

Vancouver, Canada

March 21, 2018

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Eldorado Gold Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Eldorado Gold Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Integra Gold Corporation during 2017, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, Integra Gold Corporation’s internal control over financial reporting associated with total assets of $535,609,000 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2017. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Integra Gold Corporation.

Report on the Consolidated Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements"), and our report dated March 21, 2018 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled “Management’s Discussion and Analysis Of Financial Condition And Results of Operations – Internal controls over financial reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP (Signed)

Chartered Professional Accountants

Vancouver, Canada

March 21, 2018

Eldorado Gold Corporation

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2017	December 31, 2016

		$	$
ASSETS
Current assets
Cash and cash equivalents	6	479,501	883,171
Term deposits		5,508	5,292
Restricted cash		310	240
Marketable securities		5,010	28,327
Accounts receivable and other	7	78,344	54,315
Inventories	8	168,844	120,830
		737,517	1,092,175
Restricted cash and other assets	10	22,902	48,297
Defined benefit pension plan	16	9,919	11,620
Property, plant and equipment	11	4,227,397	3,645,827
Goodwill	12	92,591	-
		5,090,326	4,797,919
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	13	110,651	90,705
Current portion of asset retirement obligation	15	3,489	-
		114,140	90,705
Debt	14	593,783	591,589
Defined benefit pension plan	16	13,599	10,882
Asset retirement obligations	15	96,195	89,778
Deferred income tax liabilities	17	549,127	443,501
		1,366,844	1,226,455
Equity
Share capital	18	3,007,924	2,819,101
Treasury stock		(11,056)	(7,794)
Contributed surplus		2,616,593	2,606,567
Accumulated other comprehensive loss		(21,350)	(7,172)
Deficit		(1,948,569)	(1,928,024)
Total equity attributable to shareholders of the Company		3,643,542	3,482,678
Attributable to non-controlling interests		79,940	88,786
		3,723,482	3,571,464
		5,090,326	4,797,919

Approved on behalf of the Board of Directors

(Signed) John Webster Director (Signed) George Burns Director

Date of approval: March 21, 2018

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

For the year ended December 31	Note	2017	2016
		$	$
Revenue
Metal sales		391,406	432,727

Cost of sales
Production costs	26	192,740	194,669
Inventory write-down	8	444	-
Depreciation and amortization		72,130	74,887
		265,314	269,556
Gross profit		126,092	163,171

Exploration expenses		38,261	18,773
Mine standby costs		4,886	16,140
Other operating items		3,658	-
General and administrative expenses		54,574	37,851
Acquisition costs	5a	4,270	-
Defined benefit pension plan expense	16	3,451	5,602
Share based payments	19	11,218	10,559
Write-down of assets	11	46,697	4,529
Foreign exchange loss (gain)		(2,382)	2,708
Operating profit (loss)		(38,541)	67,009

Loss on disposal of assets		(462)	(2,121)
Gain (loss) on marketable securities and other investments		27,425	(4,881)
Other income		17,575	243
Asset retirement obligation accretion	15	(2,006)	(1,795)
Interest and financing costs		(3,199)	(9,757)

Profit from continuing operations before income tax		792	48,698
Income tax expense	17	19,383	56,205
Loss from continuing operations		(18,591)	(7,507)
Loss from discontinued operations	5b	(2,797)	(339,369)
Loss for the year		(21,388)	(346,876)

Attributable to:
Shareholders of the Company		(9,935)	(344,151)
Non-controlling interests		(11,453)	(2,725)
Loss for the year		(21,388)	(346,876)

Loss attributable to shareholders of the Company
Continuing operations		(7,138)	(2,683)
Discontinued operations		(2,797)	(341,468)
		(9,935)	(344,151)

Weighted average number of shares outstanding (thousands)	27
Basic		753,565	716,587
Diluted		753,565	716,593

Loss per share attributable to shareholders
of the Company:
Basic loss per share		(0.01)	(0.48)
Diluted loss per share		(0.01)	(0.48)

Loss per share attributable to shareholders
of the Company - continuing operations:
Basic loss per share		(0.01)	(0.00)
Diluted loss per share		(0.01)	(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2017	2016
		$	$

Loss for the year		(21,388)	(346,876)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets		15,878	11,115
Income tax on change in fair value of available-for-sale financial assets		(2,595)	(1,428)
Reversal of unrealized gains on available-for-sale investments on
acquistion of Integra, net of taxes		(24,340)	-
Transfer of realized loss on disposal of availabe-for-sale financial assets		-	4,901
Actuarial losses on defined benefit pension plans	16	(3,121)	(1,188)
Total other comprehensive income (loss) for the year		(14,178)	13,400
Total comprehensive loss for the year		(35,566)	(333,476)

Attributable to:
Shareholders of the Company		(24,113)	(330,751)
Non-controlling interests		(11,453)	(2,725)
		(35,566)	(333,476)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2017	2016
		$	$
Cash flows generated from (used in):
Operating activities
Loss for the year from continuing operations		(18,591)	(7,507)
Items not affecting cash:
Asset retirement obligation accretion		2,006	1,795
Depreciation and amortization		72,130	74,887
Unrealized foreign exchange loss (gain)		(471)	1,191
Deferred income tax expense (recovery)		(19,849)	9,039
Loss on disposal of assets		462	2,121
Write-down of assets	11	46,697	4,529
(Gain) loss on marketable securities and other investments		(27,425)	4,881
Share based payments		11,218	10,559
Defined benefit pension plan expense		3,451	5,602
		69,628	107,097
Property reclamation payments		(3,097)	(2,662)
Changes in non-cash working capital	20	(35,755)	32,295
Net cash provided by operating activities of continuing operations		30,776	136,730
Net cash used by operating activities of discontinued operations		(2,797)	(23,067)

Investing activities
Net cash paid on acquisition of subsidiary	5a	(121,664)	(603)
Purchase of property, plant and equipment		(345,883)	(297,667)
Proceeds from the sale of property, plant and equipment		252	4,916
Proceeds from sale of mining interest, net of transaction costs		-	792,511
Proceeds on pre-commercial production sales and tailings retreatment		38,200	3,708
Purchase of marketable securities		-	(2,526)
Proceeds from the sale of marketable securities		-	3,665
Value added taxes related to mineral property expenditures, net		22,804	-
Investment in term deposits		(216)	(910)
Decrease (increase) in restricted cash		(9,817)	9
Net cash provided (used) by investing activities of continuing operations		(416,324)	503,103
Net cash used by investing activities of discontinued operations		-	(21,784)

Financing activities
Issuance of common shares for cash		586	-
Dividend paid to shareholders		(10,610)	-
Purchase of treasury stock		(5,301)	-
Long-term and bank debt proceeds		-	70,000
Long-term and bank debt repayments		-	(70,000)
Net cash used by financing activities of continuing operations		(15,325)	-

Net increase (decrease) in cash and cash equivalents		(403,670)	594,982
Cash and cash equivalents - beginning of year		883,171	288,189
Cash and cash equivalents - end of year		479,501	883,171

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the year ended December 31,	Note	2017	2016
		$	$
Share capital
Balance beginning of year		2,819,101	5,319,101
Shares issued upon exercise of share options, for cash		586	-
Transfer of contributed surplus on exercise of options		176	-
Shares issued on acquistion of Integra Gold Corp.	5a	188,061	-
Capital reduction		-	(2,500,000)
Balance end of year		3,007,924	2,819,101

Treasury stock
Balance beginning of year		(7,794)	(10,211)
Purchase of treasury stock		(5,301)	-
Shares redeemed upon exercise of restricted share units		2,039	2,417
Balance end of year		(11,056)	(7,794)

Contributed surplus
Balance beginning of year		2,606,567	47,236
Share based payments		12,241	10,264
Shares redeemed upon exercise of restricted share units		(2,039)	(2,417)
Recognition of other non-current liability and related costs		-	(1,416)
Reversal of other current liability and related costs		-	52,900
Transfer to share capital on exercise of options		(176)	-
Capital reduction		-	2,500,000
Balance end of year		2,616,593	2,606,567

Accumulated other comprehensive loss
Balance beginning of year		(7,172)	(20,572)
Other comprehensive loss for the year		(14,178)	13,400
Balance end of year		(21,350)	(7,172)

Deficit
Balance beginning of year		(1,928,024)	(1,583,873)
Dividends paid		(10,610)	-
Loss attributable to shareholders of the Company		(9,935)	(344,151)
Balance end of year		(1,948,569)	(1,928,024)
Total equity attributable to shareholders of the Company		3,643,542	3,482,678

Non-controlling interests
Balance beginning of year		88,786	169,755
Loss attributable to non-controlling interests		(11,453)	(2,725)
Increase during the period		2,607	3,257
Decrease due to sale of China Business and others		-	(81,501)
Balance end of year		79,940	88,786

Total equity		3,723,482	3,571,464

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a primarily gold exploration, development and mining company. The Company has operations and ongoing exploration and development projects in Turkey, Greece, Brazil, Canada, Romania and Serbia. On July 10, 2017, the Company finalized its acquisition of Integra Gold Corporation (“Integra”), a Canadian company with mineral assets in Quebec, Canada (note 5a). The Company disposed of its China operations (“China Business”) in 2016. Details of the sale are included in note 5b.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation

These consolidated financial statements, including comparatives, have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Certain prior period balances have been reclassified to conform to current period presentation.

The consolidated financial statements were authorized for issue by the Board of Directors on March 21, 2018.

Upcoming changes in accounting standards

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2018:

•	IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. IFRS 2 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply this standard at the date it becomes effective. The Company does not expect the impact of these changes to be material.
•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply this standard at the date it becomes effective.

The Company has completed its assessment of the impact of IFRS 9 and expects the following impacts upon adoption:

                        i)         the classification of its financial assets and liabilities to remain consistent under the new standard, with the exception of equity securities. The Company will make the irrevocable election to continue to measure its long-term investments in equity securities at fair value through other comprehensive income. As a result and following the new standard, all realized and unrealized gains and losses will be recognized permanently in other comprehensive income with no reclassification to profit or loss upon impairment and disposition.

                      ii)         the Company does not expect to apply hedge accounting to hedge components of its non-financial items.

                     iii)         the Company does not expect a material impact to its financial statements from any of the other changes to this standard, including the new expected credit loss model for calculating impairment on financial assets.

(1)

2.	Basis of preparation (continued)
•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply this standard at the date it becomes effective and will be adopting the modified retrospective approach.

The Company has performed a detailed review and assessment of its sales contracts, including doré and concentrate sale agreements, and has concluded that no adjustments are required in respect of current revenue recognition practices. The Company will have additional disclosures required by the new standard, in particular in relation to the impact of provisional pricing adjustments on its concentrate sales.

•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

The Company plans to apply this standard at the date it becomes effective and expects that, under this standard, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those classified as operating leases under the existing standard. This implies higher amounts of depreciation expense and interest on lease liabilities that will be recorded in the Company’s profit and loss results. Additionally, a corresponding reduction in general and administrative costs and/or production costs is expected. The extent of the impact of adopting the standard has not yet been determined.

The Company is currently working in the development of its implementation plan and expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact on its consolidated financial statements.

3.	Significant accounting policies

The principal accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by all Eldorado entities.

3.1 Basis of presentation and principles of consolidation

(i) Subsidiaries and business combinations

Subsidiaries are entities controlled by Eldorado. Control exists when Eldorado is exposed to, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The acquisition method of accounting is used to account for business acquisitions. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange.

(2)

3.	Significant accounting policies (continued)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.

The excess of the cost of acquisition over the fair value of Eldorado’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain is recognised directly in the income statement.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

The most significant wholly-owned and partially-owned subsidiaries of Eldorado, are presented below:

Subsidiary	Location	Ownership interest	Status	Operations and development projects owned
Tüprag Metal Madencilik Sanayi ve Ticaret AS (“Tüprag”)	Turkey	100%	Consolidated	Kişladağ Mine Efemçukuru Mine
Hellas Gold SA (“Hellas”)	Greece	95%	Consolidated	Stratoni Mine Olympias Mine Skouries Project
Integra Gold Corporation	Canada	100%	Consolidated	Lamaque Project
Thracean Gold Mining SA	Greece	100%	Consolidated	Perama Hill Project
Thrace Minerals SA	Greece	100%	Consolidated	Sapes Project
Unamgen Mineração e Metalurgia S/A	Brazil	100%	Consolidated	Vila Nova Iron Ore Mine
Brazauro Resources Corporation (“Brazauro”)	Brazil	100%	Consolidated	Tocantinzinho Project
Deva Gold SA (“Deva”)	Romania	80.5%	Consolidated	Certej Project

(ii) Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of, has been abandoned or meets the criteria to be classified as held for sale.

Discontinued operations are presented on the income statement as a separate line.

(iii) Assets held for sale

Assets and businesses classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and gains or losses on subsequent re-measurements are included in the income statement. No depreciation is charged on assets and businesses classified as held for sale.

Assets and businesses are classified as held for sale if their carrying amount will be recovered or settled principally through a sale transaction rather than through continuing use. The asset or business must be available for immediate sale and the sale must be highly probable within one year.

(iv) Investments in associates (equity accounted for investees)

Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

Associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The consolidated financial statements include Eldorado’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence commences until the date that significant influence ceases.

(3)

3.	Significant accounting policies (continued)
When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation to make, or has made, payments on behalf of the investee.
At each balance sheet date, each investment in associates is assessed for indicators of impairment.

(v) Transactions with non-controlling interests

For purchases from non-controlling interests, the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Eldorado treats transactions in the ordinary course of business with non-controlling interests as transactions with third parties.

(vi) Transactions eliminated on consolidation

Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such transactions, are eliminated in preparing the consolidated financial statements.

3.2 Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of Eldorado’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency, as well as the functional currency of all significant subsidiaries.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

3.3 Property, plant and equipment

(i) Cost and valuation

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the income statement.

(ii) Property, plant and equipment

Property, plant and equipment include expenditures incurred on properties under development, significant payments related to the acquisition of land and mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

(iii) Depreciation

Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units-of-production method calculated based on proven and probable reserves.

(4)

3.	Significant accounting policies (continued)

Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit’s estimated life using the units-of-production method calculated based on proven and probable reserves related to each pit.

Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful lives of the assets.

Where components of an asset have a different useful life and cost that is significant to the total cost of the asset, depreciation is calculated on each separate component.

Depreciation methods, useful lives and residual values are reviewed at the end of each year and adjusted if appropriate.

(iv) Subsequent costs

Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized. All other expenditures are expensed as incurred.

(v) Deferred stripping costs

Stripping costs incurred during the production phase of a mine are considered production costs and included in the cost of inventory produced during the period in which the stripping costs are incurred, unless the stripping activity can be shown to provide access to additional mineral reserves, in which case the stripping costs are capitalized. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping). Capitalized stripping costs are amortized on a unit-of-production basis over the proven and probable reserves to which they relate.

(vi) Borrowing costs

Borrowing costs are expensed as incurred except where they are directly attributable to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete.

Investment income arising on the temporary investment of proceeds from borrowings is offset against borrowing costs being capitalized.

(vii) Mine standby and restructuring costs

Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs during temporary shutdowns of a mine or development project.

3.4 Exploration, evaluation and development expenditures

(i) Exploration

Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licenses, prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licenses which are capitalized.

(ii) Evaluation

Evaluation expenditures reflect costs incurred at projects related to establishing the technical and commercial viability of mineral deposits identified through exploration or acquired through a business combination or asset acquisition.

(5)

3.	Significant accounting policies (continued)

Evaluation expenditures include the cost of:

a)	establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;
b)	determining the optimal methods of extraction and metallurgical and treatment processes;
c)	studies related to surveying, transportation and infrastructure requirements;
d)	permitting activities; and
e)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Evaluation expenditures are capitalized if management determines that there is evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

▪  There is a probable future benefit that will contribute to future cash inflows;

▪  The Company can obtain the benefit and control access to it; and

▪  The transaction or event giving rise to the benefit has already occurred.

The evaluation phase is complete once technical feasibility of the extraction of the mineral deposit has been determined through preparation of a reserve and resource statement, including a mining plan as well as receipt of required permits and approval of the Board of Directors to proceed with development of the mine.

(iii) Development

Development expenditures are those that are incurred during the phase of preparing a mineral deposit for extraction and processing. These include pre-stripping costs and underground development costs to gain access to the ore that is suitable for sustaining commercial mining, preparing land, construction of plant, equipment and buildings and costs of commissioning the mine and mill.

Expenditures incurred on development projects continue to be capitalized until the mine and mill moves into the production stage. The Company assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant or its location. Various relevant criteria are considered to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. Some of the criteria considered would include, but are not limited to, the following: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specification); and (4) the ability to sustain ongoing production of minerals.

Alternatively, if the factors that impact the technical feasibility and commercial viability of a project change and no longer support the probability of generating positive economic returns in the future, expenditures will no longer be capitalized.

3.5 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Eldorado's share of the net assets of the acquired business at the date of acquisition. When the excess is negative (negative goodwill), it is recognized immediately in income. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced companies and tested for impairment as part of the overall investment.

Goodwill is carried at cost less accumulated impairment losses and tested annually for impairment. Impairment losses on goodwill are not reversed. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it may be impaired.

(6)

3.	Significant accounting policies (continued)

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units (“CGU”s) that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

3.6 Impairment of non-financial assets

Other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment test is performed when the impairment indicators demonstrate that the carrying amount may not be recoverable and it is reviewed at least annually.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs.

Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU based on the detailed mine and/or production plans. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, fair value less cost to sell is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item is no longer impaired.

3.7 Financial assets

(i) Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities of greater than 12 months after the end of the reporting period, which are classified as non-current assets. Eldorado’s loans and receivables comprise cash and cash equivalents, restricted cash, accounts receivable and other and other assets in the balance sheet.

(7)

3.	Significant accounting policies (continued)

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Eldorado’s available-for-sale financial assets comprise marketable securities not held for the purpose of trading.

(ii) Recognition and measurement

Financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘Gain or loss on marketable securities’ in the period in which they arise. Dividend income from ‘financial assets at fair value through profit or loss’ is recognised in the income statement as part of other income when Eldorado’s right to receive payments is established.

Gains or losses arising from changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income and presented within equity. When marketable securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in other comprehensive income are included in the income statement as ‘Gain or loss on marketable securities’.

(iii) Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset that was previously recognized in profit or loss – is removed from equity and recognized in the income statement.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Impairment losses recognized for equity securities are not reversed.

(8)

3.	Significant accounting policies (continued)

3.8 Derivative financial instruments and hedging activities

Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are remeasured at their fair value. The method of recognising any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

(a) Fair value hedge

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.

(b) Cash-flow hedge

The effective portions of changes in the fair values of derivatives that are designated and qualify as cash-flow hedges are recognised in equity. The gain or loss relating to any ineffective portion is recognised immediately in the income statement.
Amounts accumulated in the hedge reserve are recycled in the income statement in the periods when the hedged items will affect profit or loss (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are transferred from the reserve and included in the initial measurement of the cost of the asset or liability.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement.

The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these financial statements.

3.9 Inventories

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:
i)	Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, gold concentrate, other metal concentrate, iron ore stockpile awaiting shipment, doré awaiting refinement and unsold bullion. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of property, plant and equipment.

Inventory costs are charged to production costs on the basis of quantity of metal sold. At operations where the ore extracted contains significant amounts of metals other than gold, primarily silver, copper, lead and zinc, cost is allocated between the joint products. The Company regularly evaluates and refines estimates used in determining the costs charged to production costs and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

Net realizable value is the estimated selling price, less the estimated costs of completion and selling expenses.

(9)

3.	Significant accounting policies (continued)
ii)	Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realisable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.

3.10 Trade receivables

Trade receivables are amounts due from customers for bullion, doré, gold concentrate, other metal concentrates and iron ore sold in the ordinary course of business.
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less a provision for impairment where necessary.

3.11 Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with maturities at the date of acquisition of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

3.12 Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction of shareholders’ equity.

3.13 Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.
Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

3.14 Debt and borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost, calculated using the effective interest method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.
Fees paid on the establishment of loan facilities and other borrowings are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility and other borrowings will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility and borrowings will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the loan to which it relates.

3.15 Current and deferred income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the income statement except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.

(10)

3.	Significant accounting policies (continued)

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.16 Employee benefits

(i) Defined benefit plans

Certain employees have entitlements under Company pension plans which are defined benefit pension plans. For defined benefit plans, the level of benefit provided is based on the length of service and earnings of the person entitled.

The cost of the defined benefit plan is determined using the projected unit credit method. The related pension liability recognized in the consolidated balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The Company obtains actuarial valuations for defined benefit plans for each balance sheet date. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based on best estimates, including rate of salary escalation and expected retirement dates of employees. The discount rate is based on high quality bond yields, as per International Accounting Standard 19, Employee Future Benefits (“IAS 19”). The assumption used to determine the interest income on plan assets is equal to the discount rate, as per IAS 19.

Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income without recycling to the statement of income in subsequent periods. Current service cost, the vested element of any past service cost, the interest income on plan assets and the interest arising on the pension liability are included in the same line items in the statement of income as the related compensation cost.

Past service costs are recognized immediately to the extent the benefits are vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

(ii) Defined contribution plans

The Company’s contributions to defined contribution plans are charged to the income statement in the period to which the contributions relate.

(iii) Termination benefits

Eldorado recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(iv) Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Eldorado has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(11)

3.	Significant accounting policies (continued)

3.17 Share-based payment transactions

The Company applies the fair value method of accounting for all stock option awards and equity settled restricted share units and performance share units. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. For equity settled restricted share units, compensation expense is recognized based on the quoted market value of the shares. For equity settled performance share units, compensation expense is recognized based on the fair value of the shares on the date of grant which is determined by a valuator.

The fair value of the options, restricted share units and performance share units are expensed over the vesting period of the awards with a corresponding increase in equity. No expense is recognized for awards that do not ultimately vest. Deferred share units are liability awards recorded at the quoted market price at the grant date. The corresponding liability is marked to market at each reporting date.

3.18 Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. They are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(i) Rehabilitation and restoration

Provision is made for mine rehabilitation and restoration when an obligation is incurred. The provision is recognised as a liability with a corresponding asset recognised in relation to the mine site. At each reporting date the rehabilitation liability is re-measured in line with changes in discount rates, and timing or amount of the costs to be incurred. The rehabilitation liability is classified as an ‘Asset retirement obligation’ on the balance sheet.
The provision recognised represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory frameworks, the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activity.
These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

3.19 Revenue recognition

Revenue from the sale of bullion, doré, gold concentrate, other metal concentrates and iron ore is recognized when persuasive evidence of an arrangement exists, the bullion, doré, metal concentrates and iron ore has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured. Revenues realized from sales of pre-commercial production are recorded as a reduction of property plant and equipment.

Our metal concentrates are sold under pricing arrangements where final metal prices are determined by market prices subsequent to the date of shipment. Provisional revenue is recorded at date of shipment based on metal prices at that time. Adjustments are made to the provisional revenue in subsequent periods based on fluctuations in the market prices until date of final metal pricing. Consequently, at each reporting period the receivable balances relating to sales of concentrates changes with the fluctuations in market prices.

(12)

3.	Significant accounting policies (continued)

3.20 Finance income and expenses

Finance income comprises interest income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.
Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in profit or loss using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.

3.21 Earnings (loss) per share

Eldorado presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

4.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analyses, asset retirement obligations, share-based payments and warrants, pension benefits, valuation of deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies.
Actual results could differ from these estimates. Outlined below are some of the areas which require management to make significant estimates and assumptions in determining carrying values.

Purchase price allocation

Business combinations require estimates to be made at the date of acquisition in relation to determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.
In respect of mining company acquisitions purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and environmental and restoration provisions. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.

(13)

4.	Critical accounting estimates and judgements (continued)

Estimated recoverable reserves and resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

Current and deferred taxes

The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax returns.

Estimates of recoverability are required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.

Judgement is also required in the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding credit or debit to profit.

Impairment of non-current assets and goodwill

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time of the year if an indicator of impairment is identified.

Calculating the estimated fair values of CGUs for non-current asset impairment tests and CGUs or groups of CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our life-of-mine (“LOM”) plans, long-term metal prices, foreign exchange rates and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

Management is also required to make judgments with respect to the level at which goodwill is tested for impairment. Judgments include an assessment of whether CGUs should be grouped together for goodwill testing purposes at a level not larger than an operating segment or tested at the individual CGU level.

(14)

5.	Acquisitions and divestitures
a)	Acquisition of Integra
On May 15, 2017, the Company announced that it had entered into a definitive agreement with Integra, pursuant to which Eldorado agreed to acquire all of the issued and outstanding common shares of Integra that it did not already own, by way of a plan of arrangement (the “Arrangement”). The acquisition was finalized on July 10, 2017.
Under the terms of the Arrangement former Integra shareholders were entitled to receive, at their option, for each Integra share they own either (i) 0.2425 Eldorado shares plus C$0.0001 in cash, (ii) C$1.2125 in cash, in both (i) and (ii) subject to pro ration, or (iii) 0.18188 of an Eldorado share and C$0.30313 in cash. Eldorado issued 77,180,898 common shares pursuant to the Arrangement with a fair value of $188,061 and paid $99,823 in cash to the former Integra shareholders. Integra is a resource company engaged in the exploration of mineral properties. It is focused on its high-grade Lamaque gold project located in Val-d’Or, Quebec.

As part of the consideration, the Company included advances to Integra for $27,046 and the fair value of the existing available-for-sale Integra investment that it previously owned for $41,968. The Company recognized a gain on marketable securities for $28,363 and taxes of $4,023, as a reversal of the unrealized gain and taxes included in other comprehensive income at the date of acquisition related to this previously owned investment.

The fair value of the common shares issued as part of the consideration paid for Integra was based on the closing share price on July 7, 2017 on the Toronto Stock Exchange. The foreign exchange rate used at time of acquisition was CDN$1 = US$0.776.

The goodwill of $92,591 resulting from the acquisition arises mainly on the recognition of deferred income tax liabilities and represents, among other things, the exploration potential within the assets acquired and future variability in the price of minerals. None of the goodwill is deductible for tax purposes.

Eldorado paid net cash of $121,664 as a result of the Integra transaction. This net decrease of cash was a result of cash consideration, including advances to Integra, of $126,869 net of an acquired cash balance of $5,205.

During the year ended December 31, 2016, Integra issued flow-through shares (“FTS”) for total proceeds of C$46.7 million and the eligible flow-through expenditures were renounced to shareholders as at December 31, 2016. At the time of acquisition, Integra was obligated to spend the remaining flow through funds of C$16.6 million by December 31, 2017. The tax authorities are reviewing the eligibility of some of Integra’s past flow-through expenditures. As a result, a provision of $1.9 million has been recorded in accounts payable and accrued liabilities as the exposure related to potential penalties and shareholder compensation, based on challenged expenditures to date. Integra’s FTS have been measured using the residual method. Under this method, the proceeds from issuance have been allocated between the offering of shares and the sale of tax benefits based on the difference between the quoted price of non-flow through shares and the amount the investor pays for the flow through shares. A liability was recognized for this difference as the entity has an obligation to pass the tax deductions to the investor. As Integra fulfills its obligation, the sale of tax deductions has been recognized in the income statement as other income and the liability derecognized. Integra’s flow-through share premium liability as at December 31, 2017 amounts to $nil, as compared to $4.7 million at the acquisition date.

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5. Acquisitions and divestitures (continued)

A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

77,180,898 common shares of shares of Eldorado at C$3.14/share	$ 188,061
Cash consideration including advances	126,869
Fair value of existing available-for-sale investment in Integra by Eldorado	41,968
Total Consideration	$ 356,898

Net assets acquired:

Cash and cash equivalents	$ 5,205
Marketable securities	2,857
Accounts receivable and other	5,920
Inventories	2,471
Other assets	3,495
Property, plant and equipment	393,647
Goodwill	92,591
Accounts payable and accrued liabilities	(8,028)
Flow-through share premium liability	(4,722)
Other liabilities	(9,635)
Deferred income taxes	(126,903)
$ 356,898

For the purpose of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. The Company is in the process of preparing a more detailed assessment of Integra’s asset retirement obligation and will continue to review information and perform further analysis with respect to these assets, prior to finalizing the allocation of the purchase price.

Acquisition related costs of $4,270 have been charged to acquisition costs in the consolidated income statement for the year ended December 31, 2017.

These consolidated financial statements include Integra’s results from July 10, 2017 to December 31, 2017. The net loss before tax included in the consolidated income statement since July 10, 2017 contributed by Integra is $5,997. Had Integra been consolidated from January 1, 2017, the consolidated income statement would include a net loss before tax of $18,173 from Integra.

b)	Sale of China Business
On April 26, 2016, the Company announced that it had reached an agreement to sell its 82 percent interest in Jinfeng to a wholly-owned subsidiary of China National Gold Group for $300 million in cash, subject to certain closing adjustments. The sale was completed on September 6, 2016. In addition to the sale of Jinfeng, on May 16, 2016 Eldorado announced it had reached an agreement to sell its respective interest in White Mountain, Tanjianshan and Eastern Dragon to an affiliate of Yintai Resources Co. Ltd. (“Yintai”) for $600 million in cash, subject to certain closing adjustments. The sale was completed on November 22, 2016.
The Company concluded that during the second quarter of 2016, the assets and liabilities of the China Business met the criteria for classification as held for sale as settlement was expected within twelve months. Accordingly, an initial post-tax loss of $339 million was recognized in the second quarter of 2016 on re-measurement to fair value less costs of disposal of our China Business. For the year ended December 31, 2016, a net loss on sale of assets held for sale of $351.0 million was recorded in net loss from discontinued operations as a result of completing both sale transactions.

(16)

5. Acquisitions and divestitures (continued)

During the year ended December 31, 2017, the Company recorded an expense of $2.8 million for working capital adjustments related to the Yintai sale based on the agreement that was reached with Yintai during the year. This amount was paid to Yintai in the month of June of this year and is included as discontinued operations in the consolidated income statement.

The China Business net earnings to date of disposition were included in the Company's consolidated results for the year ended December 31, 2016. These results have been presented as discontinued operations within the consolidated income statements and the consolidated statements of cash flows. The profit (loss) from discontinued operations for the year ended December 31, 2016 is as follows:

For the year ended December 31	2016

$
Revenue	217,511
Production costs	144,590
Depreciation and amortization	19,067
Gross profit	53,854
Exploration expenses	1,257
General and administrative expenses	20,999
Foreign exchange loss	306
Operating profit	31,292
Interest and financing costs	169
Asset retirement obligation accretion	356
Other expense	2,713
Profit from discontinued operations before income tax	28,054
Income tax expense	16,189
Profit (loss) from discontinued operations	11,865
Loss on sale of assets held for sale	351,234
Net loss from discontinued operations	(339,369)

(17)

6.	Cash and cash equivalents
	December 31, 2017 $	December 31, 2016 $
Cash at bank and on hand	293,437	282,021
Short-term bank deposits	186,064	601,150
	479,501	883,171

7.	Accounts receivable and other
	December 31, 2017 $	December 31, 2016 $
Trade receivables	7,746	11,053
Value added and other taxes recoverable	44,717	22,156
Other receivables and advances	7,134	8,208
Prepaid expenses and deposits	18,747	12,898
	78,344	54,315

8.	Inventories
	December 31, 2017 $	December 31, 2016 $

Ore stockpiles	3,297	2,715
In-process inventory and finished goods	96,651	50,195
Materials and supplies	68,896	67,920
	168,844	120,830

The cost of materials and supplies consumed during the year and included in production costs amounted to $120,422 (2016 – $103,073).

Inventory write downs related to zinc inventory amounting to $444 (2016 – $nil) were recognized during the year.

9.	Investment in subsidiaries

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests (“NCI”). The amounts disclosed for each subsidiary are based on those included in the consolidated financial statements before inter-company eliminations.

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9.	Investment in subsidiaries (continued)

December 31, 2017	Hellas	Deva
	$	$
NCI percentage	5%	19.5%

Current assets	72,454	4,958
Non-current assets	2,143,089	413,989
Current liabilities	(1,113,471)	(234,386)
Non-current liabilities	(291,447)	(43,623)
Net assets	810,625	140,938
Carrying amount of NCI	31,732	46,919
Revenue	51,152	-
Net loss	(62,365)	(42,632)
Total comprehensive loss	(62,365)	(42,632)
Loss allocated to NCI	(3,118)	(8,314)
Dividends paid to NCI	-	-
Cash flows from operating activities	(9,253)	(51,328)
Cash flows from investing activities	(181,116)	(2,007)
Cash flows from financing activities	172,431	53,007
Net decrease in cash and cash equivalents	(17,938)	(328)

December 31, 2016	Hellas	Deva
	$	$
NCI percentage	5%	19.5%

Current assets	80,251	4,613
Non-current assets	1,978,622	412,082
Current liabilities	(950,131)	(189,548)
Non-current liabilities	(298,488)	(43,577)
Net assets	810,254	183,570
Carrying amount of NCI	33,553	55,233
Revenue	40,631	-
Net loss	(67,712)	(5,553)
Total comprehensive loss	(67,712)	(5,553)
Loss allocated to NCI	(3,386)	(1,289)
Dividends paid to NCI	-	-
Cash flows from operating activities	(52,588)	(6,037)
Cash flows from investing activities	(208,031)	(15,952)
Cash flows from financing activities	288,982	22,799
Net increase in cash and cash equivalents	28,363	810

Profit/loss allocated to NCI in the consolidated income statement includes $21 related to non-material subsidiaries (2016 – $1,950, including NCI in discontinued operations).

(19)

10.	Other assets

	December 31, 2017 $	December 31, 2016 $

Restricted credit card deposits	43	38
Prepaid loan costs (note 14(a))	1,272	1,772
Restricted cash	9,743	-
Environmental guarantee deposits	2,831	-
Prepaid forestry fees	3,628	-
Long-term value added and other taxes recoverable	5,385	46,487
	22,902	48,297

Restricted cash is held on account with HSBC Canada to support a Letter of Guarantee issued in Canada and counter-guaranteed by HSBC Athens (note 15b). The Letter of Guarantee was issued pursuant to the request from the Ministry of Environment and Energy in Greece to support the operation and restoration of the Kokkinolakkas Tailings Management Facility. The funds are invested at prevailing bank rates and interest is accrued monthly. Interest is paid directly to the account with the total balance being recorded as restricted cash. The account allows for any excess, above the notional principal of the Letter of Guarantee, to be remitted back to the Company.

(20)

11.	Property, plant and equipment

	Land and buildings	Plant and equipment	Capital works in progress	Mineral properties and leases	Capitalized Evaluation	Total
	$	$	$	$	$	$
Cost
Balance at January 1, 2016	406,891	1,732,066	164,392	4,776,549	71,020	7,150,918
Additions/transfers	24,121	62,050	2,577	235,756	6,475	330,979
Sale of China Business	(266,878)	(376,571)	(24,712)	(1,132,900)	-	(1,801,061)
Proceeds on production of tailings retreatment	-	-	-	(3,708)	-	(3,708)
Other movements	1,084	2,088	(335)	6,457	-	9,294
Disposals	(678)	(2,685)	-	(4,681)	-	(8,044)
Balance at December 31, 2016	164,540	1,416,948	141,922	3,877,473	77,495	5,678,378

Balance at January 1, 2017	164,540	1,416,948	141,922	3,877,473	77,495	5,678,378
Additions/transfers	12,322	115,684	(42,933)	254,481	9,536	349,090
Aquiistion of Integra	4,820	3,646	-	385,181	-	393,647
Proceeds on pre-commercial production and tailings retreatment	-	-	-	(38,200)	-	(38,200)
Other movements	4,251	(2,325)	(12,336)	7,832	-	(2,578)
Disposals	(10)	(2,313)	(29,832)	(1,168)	-	(33,323)
Balance at December 31, 2017	185,923	1,531,640	56,821	4,485,599	87,031	6,347,014

Depreciation and impairment losses
Balance at January 1, 2016	(131,905)	(820,973)	(4,733)	(1,445,548)	-	(2,403,159)
Depreciation for the year	(12,000)	(78,847)	-	(8,820)	-	(99,667)
Other movements	(274)	(1,198)	-	(1,897)	-	(3,369)
Sale of China Business	105,536	193,106	-	173,010	-	471,652
Disposals	8	1,271	-	713	-	1,992
Balance at December 31, 2016	(38,635)	(706,641)	(4,733)	(1,282,542)	-	(2,032,551)

Balance at January 1, 2017	(38,635)	(706,641)	(4,733)	(1,282,542)	-	(2,032,551)
Depreciation for the year	(4,245)	(79,044)	-	(2,948)	-	(86,237)
Other movements	(546)	(2,048)	-	80	-	(2,514)
Disposals	-	1,683	-	2	-	1,685
Balance at December 31, 2017	(43,426)	(786,050)	(4,733)	(1,285,408)	-	(2,119,617)

Carrying amounts
At January 1, 2016	274,986	911,093	159,659	3,331,001	71,020	4,747,759
At December 31, 2016	125,905	710,307	137,189	2,594,931	77,495	3,645,827
Balance at December 31, 2017	142,497	745,590	52,088	3,200,191	87,031	4,227,397

The amount of capitalized interest during the year ended December 31, 2017 included in property, plant and equipment was $36,750 ($2016 – $31,680).

On December 31, 2017, the Company’s Olympias mine achieved commercial production. As a result, revenues from commercial production from Olympias mine will be reflected on our consolidated income statement.

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11.	Property, plant and equipment (continued)

Write-down of assets of $46.7 million includes $29.8 million of equipment that was sold or written down to its estimated recoverable amounts during the year ended December 31, 2017 as part of a review of the estimated useful lives and recoverable amounts of certain surplus equipment and is presented in disposal in the table above. Write-down of assets also includes $16.7 million of costs incurred during the year on assets that have been previously impaired.

In accordance with the Company’s accounting policies each CGU is assessed for indicators of impairment, from both external and internal sources, at the end of each reporting period, which may suggest that the carrying values of its assets are impaired for accounting purposes.  If such indicators of impairment exist for any or all CGUs, those CGUs are tested for impairment.

The Company considered that the carrying amount of its net assets being higher than market capitalization of the Company at December 31, 2017 was an indicator of impairment. The Company determined that the indicator related to the Kisladag and Olympias mines and the Skouries development project. In accordance with the Company’s accounting policy, the Company completed analyses of the recoverable amounts of these cash generating units (“CGU’s”) versus their respective carrying values. Management determined that the recoverable amount exceeded the carrying value for each CGU where impairment test were performed and accordingly no impairments were required. Determining the estimated fair values of each CGU required management to make estimates and assumptions with respect to discount rates, future production levels including recovery rates and concentrate grades, operating and capital costs, long term metal prices and income taxes. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

The key assumptions used for assessing the recoverable amount of the Company’s CGUs versus their carrying values are as follows:

Gold price ($/oz)	$1,300
Silver price ($/oz)	$18
Lead price ($/lb)	$1.09
Zinc price ($/lb)	$1.27
Copper price ($/lb)	$2.80
Discount rate	5 - 8%

12.	Goodwill

	2017	2016
	$	$
Cost
Balance at January 1,	-	50,276
Acquired during the year	92,591	-
Disposal due to sale	-	(50,276)
Balance at December 31,	92,591	-

As a result of the preliminary purchase price allocation for the Integra acquisition, the Company recognized goodwill of $92,591 during the year (note 5a). The Company will continue to review information and perform further analysis with respect to these assets, prior to finalizing the allocation of the purchase price.

There has been no goodwill impairment recorded for the years ended December 31, 2017 and 2016.

(22)

12. Goodwill (continued)

Impairment tests for goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may not be recoverable. Impairment is determined for goodwill by assessing the recoverable amount of each CGU or group of CGUs to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount including goodwill, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods. As of December 31, 2017 all goodwill relates to Integra.

The key assumptions used for assessing the recoverable amount of goodwill in Integra are as follows:

Gold price ($/oz)	$1,300
Silver price ($/oz) Discount rate	$16 - $18 7%

The values assigned to the key assumptions represented management’s assessment of future trends in the gold mining industry and in the global economic environment. The assumptions used were management’s best estimates and were based on both current and historical information from external and internal sources.

13.	Accounts payable and accrued liabilities
	December 31, 2017 $	December 31, 2016 $
Trade payables	60,081	43,712
Taxes payable	213	243
Accrued expenses	50,357	46,750
	110,651	90,705

14.	Debt

(a) Revolving credit facility

In November 2012, the Company entered into a $375.0 million credit facility with a syndicate of banks. This credit facility was amended and restated in June 2016 (“the amended and restated credit agreement” or “ARCA”) and reduced to an available credit of $250 million with the option to increase by an additional $100 million through an accordion feature. The maturity date is June 13, 2020. The ARCA is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur aggregate unsecured indebtedness exceeding $850 million, incur secured indebtedness exceeding $200 million and permitted unsecured indebtedness exceeding $150 million. The ARCA also contains restrictions for making distributions in certain circumstances, selling material assets and conducting business other than that which relates to the mining industry. Significant financial covenants include a maximum Net Debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of 3.5:1 and a minimum EBITDA to Interest of 3:1. The Company is in compliance with these covenants at December 31, 2017.

Loan interest is variable dependent on a Net Leverage ratio pricing grid. The Company’s current net leverage ratio is approximately 0.9:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.0% and undrawn standby fee of 0.50%. Fees of $2,031 were paid on the amendment dated June 2016. This amount has been deferred as pre-payment for liquidity services and is being amortized to financing costs over the term of the credit facility. As at December 31, 2017, the prepaid loan cost on the balance sheet was $1,272 (2016 - $1,772).

No amounts were drawn down under the ARCA as at December 31, 2017 (2016 – nil).

(23)

14. Debt (continued)

(b) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The Company received proceeds of $589.5 million from the offering, which is net of the commission payment. The notes are redeemable by the Company in whole or in part, for cash:

i)	At any time prior to December 15, 2016 at a redemption price equal to 100% of the aggregate principal amount of the notes at the treasury yield plus 50 basis points, and any accrued and unpaid interest;
ii)	On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the notes:

December 15, 2017 101.531%
2018 and thereafter 100.000%

The early prepayment prices are to reimburse the lender for lost interest for the remaining term. The fair market value of the notes as at December 31, 2017 is $596 million.

Net deferred financing costs of $6,217 (2016 - $8,411) have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

15.	Asset retirement obligations

	Greece	Brazil	Turkey	Romania	Canada	Total
	$	$	$	$	$	$
At January 1, 2017	48,131	4,092	36,196	1,359	-	89,778
Acquired during the year	-	-	-	-	9,453	9,453
Accretion during the year	1,025	32	913	36	-	2,006
Revisions to estimate of obligation	1,112	(80)	502	10	-	1,544
Settlements	(2,807)	-	(290)	-	-	(3,097)
At December 31, 2017	47,461	4,044	37,321	1,405	9,453	99,684
Less: Current portion	(3,489)	-	-	-	-	(3,489)
Long term portion	43,972	4,044	37,321	1,405	9,453	96,195
Estimated undiscounted amount	71,591	4,117	49,257	2,340	12,286	139,591

The Company’s asset retirement obligations relate to the restoration and rehabilitation of the Company’s mining operations and projects under development. The expected timing of the cash flows in respect of the provision is based on the estimated life of the various mining operations. The increase in the estimate of the obligation in 2017 was mainly due to the acquisition of Integra.

The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

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15. Asset retirement obligations (continued)

	Greece	Brazil	Turkey	Romania	Canada
	%	%	%	%	%
At December 31, 2016
Inflation rate	2.0 to 2.4	2.0 to 2.4	2.0 to 2.4	2.0 to 2.4	-
Discount rate	1.5 to 3.0	0.8	2.3 to 2.5	2.7	-

At December 31, 2017
Inflation rate	2.0 to 2.2	2.0 to 2.2	2.0 to 2.2	2.0 to 2.2	2.0 to 2.2
Discount rate	1.5 to 3.0	1.8	2.3 to 2.5	2.7	2.3 to 2.5

The discount rate is a risk-free rate determined based on U.S. Treasury bond rates. U.S. Treasury bond rates have been used for all of the mine sites as the liabilities are denominated in U.S. dollars and the majority of the expenditures are expected to be incurred in U.S. dollars. Similarly, the inflation rates used in determining the present value of the future net cash outflows are based on U.S inflation rates.

Environmental guarantee deposits exist with respect to the environmental rehabilitation of the Lamaque project (note 10).

Additionally, the Company has the following:

a) a €50.0 million Letter of Guarantee to the Greek Ministry of Environment, Energy and Climate Change as security for the due and proper performance of rehabilitation works committed in relation to the mining and metallurgical facilities of the Kassandra Mines (Stratoni, Olympias and Skouries) and the removal, cleaning and rehabilitation of the old Olympias tailings. This Letter of Guarantee is renewed annually, expires on July 26, 2026 and has an annual fee of 57 basis points.

b) a €7.5 million Letter of Guarantee to the Greek Ministry of Environment and Energy for the due and proper performance of the Kokinolakas Tailings Management Facility, committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 45 basis points.

16.	Defined benefit plans

	December 31, 2017	December 31, 2016
	$	$
Balance sheet obligations (asset) for:
Pension Plan	13,599	10,882
Supplemental Pension Plan	(9,919)	(11,620)

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16. Defined benefit plans (continued)

	December 31, 2017	December 31, 2016
	$	$
Income statement charge for:
Pension plan	2,841	4,409
Supplemental Pension Plan	610	1,193
	3,451	5,602

Actuarial losses (gains) recognised in the statement of other
comprehensive income in the period (before tax)	3,121	1,188
Cumulative actuarial losses recognised in the statement of other
comprehensive income (before tax)	18,641	15,520

The Company operates defined benefit pension plans in Canada with two components: a registered pension plan (“the Pension Plan”) and a supplemental pension plan (“the SERP”). During the second quarter of 2012, the SERP was converted into a Retirement Compensation Arrangement (“RCA”), a trust account. As it is a trust account, the assets in the account are protected from the Company’s creditors.  The RCA requires the Company to remit 50% of any contributions and any realized investment gains to the Receiver General of Canada as refundable tax.

These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

Eldorado’s plans have actuarial valuations performed for funding purposes. The last actuarial valuations for funding purposes performed for the Pension Plan and the SERP are as of January 1, 2017 and the next valuation will be prepared in accordance with the funding policy as of January 1, 2018. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2017.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to pre-fund any benefit obligation under the SERP.

Total cash payments

The amount contributed to the Pension Plan and the SERP was $1,415 (2016 – $1,728). Cash payments totalling $1,542 were made directly to beneficiaries during the year (2016 – $471). The expected contributions to the Pension Plan is $67 and $510 to the SERP in 2018.

Subsidiaries pension plan

According to the Greek and Turkish labour laws, employees are entitled to compensation in case of dismissal or retirement, the amount of which varies depending on salary, years of service and the manner of termination (dismissal or retirement). Employees who resign or are dismissed with cause are not entitled to compensation. The Company considers this a defined benefit obligation. Amounts relating to these pension plans have been included in the tables in this note under “Pension Plan” when applicable.

The amounts recognised in the balance sheet for all pension plans are determined as follows:

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16. Defined benefit plans (continued)

	December 31, 2017			December 31, 2016
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$
Present value of obligations	16,028	43,956	59,984	12,936	37,686	50,622
Fair value of plan assets	(2,429)	(53,875)	(56,304)	(2,054)	(49,306)	(51,360)
Liability (asset) on balance sheet	13,599	(9,919)	3,680	10,882	(11,620)	(738)

The movement in the defined benefit obligation over the year is as follows:

	2017			2016
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$
Balance at January 1,	12,936	37,686	50,622	8,688	31,565	40,253
Current service cost	2,102	877	2,979	520	1,483	2,003
Past service cost	206	208	414	3,494	193	3,687
Interest cost	620	1,508	2,128	476	1,340	1,816
Actuarial loss (gain)	292	2,390	2,682	445	1,939	2,384
Benefit payments	(1,060)	(1,485)	(2,545)	(26)	(445)	(471)
Exchange (gain) loss	932	2,772	3,704	(661)	1,611	950
Balance at December 31,	16,028	43,956	59,984	12,936	37,686	50,622

The movement in the fair value of plan assets of the year is as follows:

	2017			2016
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$
At January 1,	2,054	49,306	51,360	1,968	43,016	44,984
Interest income on plan assets	86	1,983	2,069	81	1,823	1,904
Actuarial gain (loss)	(55)	(384)	(439)	(32)	(1,164)	(1,196)
Contributions by employer	219	1,196	1,415	-	1,728	1,728
Benefit payments	(57)	(1,485)	(1,542)	(26)	(445)	(471)
Exchange gain	182	3,259	3,441	63	4,348	4,411
At December 31,	2,429	53,875	56,304	2,054	49,306	51,360

The amounts recognised in the income statement are as follows:

	2017			2016
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$

Current service cost	2,102	877	2,979	520	1,483	2,003
Interest cost	620	1,508	2,128	476	1,340	1,816
Past Service Cost	206	208	414	3,494	193	3,687
Expected return on plan assets	(87)	(1,983)	(2,070)	(81)	(1,823)	(1,904)
Defined benefit plans expense	2,841	610	3,451	4,409	1,193	5,602

(27)

16. Defined benefit plans (continued)

The actual return on plan assets was $1,416 (2016 – $3,801).

The principal actuarial assumptions used were as follows:

	2017				2016
	Pension Plan			SERP	Pension Plan			SERP
	Greece	Turkey	Canada	Canada	Greece	Turkey	Canada
	%	%	%	%	%	%	%	%

Expected return on plan assets	-	-	3.9	3.9	-	-	3.9	3.9
Discount rate - beginning of year	1.6	10.5	3.9	3.9	2.0	10.5	4.0	4.0
Discount rate - end of year	1.7	11.0	3.4	3.4	1.6	10.5	3.9	3.9
Rate of salary escalation	2.8	6.5	2.0	2.0	2.8	6.0	2.0	2.0
Average remaining service period of active employees expected to receive benefits	-	-	8.2 years	8.2 years	-	-	7.1 years	7.1 years

The assumption used to determine the interest income on plan assets is equal to the discount rate, as per IAS 19 ‘Employee benefits’.

Plan Assets

The assets of the Pension Plan and the amounts deposited in the SERP account are managed by a major investment management company and are invested only in conformity with the investment requirements of applicable pension laws.

The following table summarizes the defined benefit plans’ weighted average asset allocation percentages by asset category:

	December 31, 2017		December 31, 2016
	Pension Plan	SERP	Pension Plan	SERP
Investment funds
Money market	0%	6%	2%	3%
Canadian fixed income	100%	2%	98%	4%
Canadian equities	-	20%	-	21%
US equities	-	19%	-	20%
International equities	-	7%	-	8%
Other (1)	-	46%	-	44%
Total	100%	100%	100%	100%

[1] Assets held by the Canada Revenue Agency in the refundable tax account

The sensitivity of the overall pension obligation to changes in the weighted principal assumptions is:

	Change in assumption	Impact on overall obligation
Discount rate	Increase by 0.5%	Decrease by $2,855
	Decrease by 0.5%	Increase by $3,157
Salary escalation rate	Increase by 0.5% Decrease by 0.5%	Increase by $8 decrease by $14

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17.	Income tax expense and deferred taxes

Total income tax expense (recovery) consists of:

	December 31, 2017	December 31, 2016
	$	$
Current tax expense	39,232	47,166
Deferred tax expense (recovery)	(19,849)	9,039
	19,383	56,205

Total income tax expense (recovery) attributable to geographical jurisdiction is as follows:

	2017	2016
	$	$
Turkey	30,139	64,343
Greece	(4,598)	(1,355)
Brazil	(1,087)	(4,385)
Canada	2,960	(1,428)
Romania	(8,026)	(1,053)
Other jurisdictions	(5)	83
	19,383	56,205

(29)

Factors affecting income tax expense (recovery) for the year:

	2017	2016
	$	$
Profit from continuing operations before income tax	792	48,698
Canadian statutory tax rate	26%	26%
Tax expense on net income at Canadian statutory tax rate	206	12,662

Items that cause an increase (decrease) in income tax expense:
Foreign income subject to different income tax rates than Canada	(11,792)	(15,695)
Non-tax effected operating losses	9,691	19,198
Non-deductible expenses and other items	10,002	10,525
Foreign exchange and other translation adjustments	6,289	16,048
Amounts under (over) provided in prior years	(84)	453
Investment tax credits	(226)	(269)
Withholding tax on foreign income	5,297	13,283
Income tax expense	19,383	56,205

17. Income tax expense and deferred taxes (continued)

The change for the year in the Company's net deferred tax position was as follows:

	2017	2016
Net deferred tax asset (liability)	$	$
Balance at January 1,	(443,501)	(607,871)
Deferred income tax (expense) recovery related to discontinued operations	-	174,837
Deferred income tax liability related to Integra acquisition	(126,903)	-
Deferred income tax (expense) recovery in the income statement	19,849	(9,039)
Deferred tax recovery (expense) in other comprehensive income	1,428	(1,428)
Net balance at December 31,	(549,127)	(443,501)

(30)

The composition of the Company’s net deferred income tax asset and liability and deferred tax expense is as follows:

					Expense (recovery)
Type of temporary difference	Deferred tax assets		Deferred tax liabilities		on the income statement
	2017	2016	2017	2016	2017	2016
	$	$	$	$	$	$
Property, plant and equipment	-	-	592,062	482,530	(33,466)	11,200
Loss carryforwards	31,457	15,436	-	-	(4,641)	(1,603)
Liabilities	24,690	20,864	-	-	(80)	(3,496)
Investment tax credits	-	-	-	-	-	5,665
Other items	1,997	13,995	15,208	11,266	18,338	(2,727)
Balance at December 31,	58,144	50,295	607,270	493,796	(19,849)	9,039

Unrecognized deferred tax assets	2017	2016
	$	$
Tax losses	167,030	164,100
Other deductible temporary differences	11,253	9,968
Total unrecognized deferred tax assets	178,283	174,068

Unrecognized tax losses

At December 31, 2017 the Company had losses with a tax benefit of $167,030 (2016 – $164,100) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses. The gross amount of the tax losses for which a tax benefit has not been recorded expire as follows:

(31)

17. Income tax expense and deferred taxes (continued)

Expiry date	Canada	Brazil	Greece	Total
	$	$	$	$
	-	-	-	-
2018	-	-	10,880	10,880
2019	-	-	28,934	28,934
2020	-	-	26,420	26,420
2021	-	-	16,058	16,058
2022			10,638	10,638
2025	7,858	-	-	7,858
2026	14,839	-	-	14,839
2027	10,703	-	-	10,703
2028	25,959	-	-	25,959
2029	23,444	-	-	23,444
2030	7,285	-	-	7,285
2031	45,351	-	-	45,351
2032	74,871	-	-	74,871
2033	64,883	-	-	64,883
2034	58,689	-	-	58,689
2035	55,266	-	-	55,266
2036	50,503	-	-	50,503
2037	43,180			43,180
No Expiry	-	33,378	-	33,378
	482,831	33,378	92,930	609,139

Capital losses with no expiry	65,812	-	-	65,812

Tax effect of total losses not recognized	134,289	5,791	26,950	167,030

Deductible temporary differences

At December 31, 2017 the Company had deductible temporary differences for which deferred tax assets of $11,253 (2016 – $9,968) have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The vast majority of these temporary benefits have no expiry date.

Temporary differences associated with investments in subsidiaries

The Company has not recognized deferred tax liabilities in respect of historical unremitted earnings of foreign subsidiaries for which we are able to control the timing of the remittance and are considered reinvested for the foreseeable future.  At December 31, 2017, these earnings amount to $788,137 (2016 – $782,803).  Substantially all of these earnings would be subject to withholding taxes if they were remitted by the foreign subsidiaries.

Other factors affecting taxation

During the year the Turkish Lira has weakened, causing a deferred income tax expense during the year of $6,530 due to the decrease in the value of the future tax deductions associated with the Turkish operations.  The Company expects that in the future significant foreign exchange movements in the Turkish Lira, Euro or Brazilian Real in relation to the U.S. dollar will cause significant volatility in the deferred income tax expense or recovery.

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18.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At December 31, 2017 there were no non-voting common shares outstanding (December 31, 2016 – nil).

Voting common shares	Number of Shares	Total $
At January 1, 2016	716,587,134	5,319,101
Capital Reduction	-	(2,500,000)
At December 31, 2016	716,587,134	2,819,101
Shares issued upon exercise of share options, for cash	242,648	586
Estimated fair value of share options exercised	-	176
Shares issued for acquisition of Integra	77,180,898	188,061
At December 31, 2017	794,010,680	3,007,924

19.	Share-based payments

(a) Share option plans

The Company has two share option plans (the “Plans”) approved, as amended and restated, by the shareholders from time to time and most recently on May 1, 2014 under which share purchase options (“Options”) can be granted to directors, officers, employees and consultants.

The Company’s Incentive Stock Option Plan - Employees, Consultants and Advisors (the “Employee Plan”) consists of options (the “Employee Plan Options”) which are subject to a 5-year maximum term and payable in shares of the Company when vested and exercised. The Employee Plan prohibits the re-pricing of Employee Options without shareholder approval. Employee Plan Options vest at the discretion of the Board of Directors at the time an Employee Option is granted. Generally, Employee Plan Options granted before November 1, 2015 vest in three equal and separate tranches with the first tranche vesting on the grant date and the second and third tranches vesting on the second and third anniversary dates of the grant date. Employee Plan Options granted on or after November 1, 2015 vest in three equal and separate tranches with vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date. Employee Plan Options are subject to withholding tax on exercise, withholding tax is paid by the Employee Option holder to the Company prior to receipt of the shares received pursuant to exercise.

The Company is responsible for remittance of the withholding tax to the appropriate tax authority. As at December 31, 2017, a total of 14,155,248 options (2016 – 14,701,541) were available to grant under the Employee Plan.

The Company’s Incentive Stock Option Plan - Officers and Directors Plan (“D&O Plan”) consists of options (the “D&O Options”) which are subject to a 5-year maximum term and payable in shares of the Company when vested and exercised. The D&O Plan prohibits the re-pricing of D&O Options without shareholder approval. D&O Plan Options vest at the discretion of the Board of Directors at the time a D&O Option is granted. Generally, D&O Plan Options granted before November 1, 2015 vest in three equal and separate tranches with the first tranche vesting on the grant date and the second and third tranches vesting on the second and third anniversary dates of the grant date. D&O Plan Options granted on or after November 1, 2015 vest in three equal and separate tranches with vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date

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19. Share-based payments (continued)

D&O Options are subject to withholding tax on exercise, withholding tax is paid by the D&O Option holder to the Company prior to receipt of the shares received pursuant to exercise. The Company is responsible for remittance of the withholding tax to the appropriate tax authority. As at December 31, 2017, a total of 3,720,125 Options (2016 – 4,243,018) were available to grant under the D&O Plan.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2017		2016
	Weighted average exercise price Cdn$	Number of options	Weighted average exercise price Cdn$	Number of options
At January 1,	7.55	28,896,035	9.97	25,519,434
Regular options granted	4.43	5,804,535	3.24	9,101,164
Exercised	3.22	(242,648)	-	-
Forfeited	13.44	(4,735,349)	11.49	(5,724,563)
At December 31,	6.04	29,722,573	7.55	28,896,035

At December 31, 2017, 18,583,426 share purchase options (December 31, 2016 – 18,164,617) with a weighted average exercise price of Cdn$7.34 (December 31, 2016 – Cdn$9.64) had vested and were exercisable. Options outstanding are as follows:

	December 31, 2017
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$3.00 to $3.99	7,835,899	3.1	3.23	2,514,519	3.25
$4.00 to $4.99	5,842,935	4.1	4.43	33,333	4.23
$5.00 to $5.99	12,247	3.4	5.91	4,082	5.91
$6.00 to $6.99	6,916,166	2.1	6.66	6,916,166	6.66
$7.00 to $7.99	4,903,752	1.1	7.81	4,903,752	7.81
$8.00 to $8.99	45,405	0.3	8.19	45,405	8.19
$10.00 to $10.99	4,166,169	0.2	10.42	4,166,169	10.42

	29,722,573	2.3	6.04	18,583,426	7.34

Share based payments expense related to share options for the year ended December 31, 2017 was $6,736 (2016 – $6,812)

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19. Share-based payments (continued)

The assumptions used to estimate the fair value of options granted during the years ended December 31, 2017 and 2016 were:

	2017	2016

Risk-free interest rate (range) (%)	0.70 – 1.05	0.43
Expected volatility (range) (%)	60 – 65	55 – 63
Expected life (range) (years)	1.80 – 3.80	1.82 – 3.82
Expected dividends (CDN$)	0.02	0.02
Forfeiture rate (%)	11.0	11.0

The weighted average fair value per stock option was Cdn$1.53 (2016 – Cdn$1.02). Volatility was determined based on the historical volatility over the estimated lives of the options.

(b) Restricted share unit plan

The Company has a Restricted Share Unit plan (“RSU Plan”) whereby restricted share units may be granted to senior management of the Company. Once vested, an RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. The RSUs vest as follows: one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. RSUs terminate on the third anniversary of the grant date. All RSUs which have not been redeemed by the date of termination are automatically redeemed. Such RSUs may be redeemed in shares or cash, cash redemptions are subject to the approval of the Board. RSU redemptions are subject to withholding tax, withholding tax is paid by the RSU holder to the Company prior to receipt of the resultant shares or cash. Cash settlements are issued net of withholding tax. The Company is responsible for remittance of the withholding tax to the appropriate tax authority. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A total of 936,832 RSUs (2016 – 784,203) at a grant-date fair value of Cdn$4.49 per unit were granted during the year ended December 31, 2017 (2016 – Cdn$3.22) under the Company’s RSU plan.

The fair value of each RSU issued is determined as the closing share price at grant date.

A summary of the status of the RSU plan and changes during the year is as follows:

	2017	2016
At January 1,	1,240,174	884,846
Granted	936,832	784,203
Redeemed	(349,842)	(335,339)
Forfeited	(121,068)	(93,536)
At December 31,	1,706,096	1,240,174

As at December 31, 2017, 1,706,096 common shares purchased by the Company remain held in trust in connection with this plan (2016 – 549,507). At the end of the period, 596,780 restricted share units are fully vested and exercisable (2016 – 283,736). These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the year ended December 31, 2017 was $2,716 (2016 – $1,888).

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19. Share-based payments (continued)

(c) Deferred units plan

The Company has an Independent Directors Deferred Unit plan (“DU Plan”) under which DU’s are granted by the Board from time to time to independent directors (“the Participants”). DUs may be redeemed only on retirement of the independent director from the Board (the “Termination Date”) by providing the redemption notice (“Redemption Notice”) to the Company specifying the redemption date which shall be no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred (the “Redemption Date”).  Fifteen (15) trading days after the Redemption Date but no later than December 31 of the first calendar year commencing after the calendar year in which the Termination Date occurred, the Participant shall have the right to receive, and shall receive, with respect to all DUs held at the Redemption Date a cash payment equal to the market value of such DUs as of the Redemption Date.  The Company will withhold income tax on redeemed DUs and is responsible for submission of the withholding tax to the tax authority.

At December 31, 2017, 596,836 DUs were outstanding (2016 – 498,390) with a value of $866 (2016 – $1,604), which is included in accounts payable and accrued liabilities.

Deferred units compensation income for the year ended December 31, 2017 was $1,023 (2016 – expense of $295).

(d) Performance share units plan

The Company has a Performance Share Unit plan (the “PSU” Plan) whereby PSUs may be granted to senior management of the Company at the discretion of the Board of Directors. Once vested, at the option of the Company, PSU’s are redeemable as a cash payment equal to the market value of the vested PSUs as of the Redemption Date, common shares of the Company equal to the number of vested PSUs, or a combination of cash and shares equal to the market value of the vested PSUs, for no additional consideration from the PSU holder and to be redeemed as soon as practicable after the Redemption Date. The Company will withhold income tax on redeemed PSUs and is responsible for submission of the withholding tax to the tax authority.

A total of 569,719 PSUs were granted during the year ended December 31, 2017 under the PSU Plan (2016 – 796,652). PSUs cliff vest on the third anniversary of the grant date (the “Redemption Date”) and are subject to terms and conditions including the achievement of predetermined performance criteria (the “Performance Criteria”). When fully vested the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the achievement of the Performance Criteria. The current maximum number of common shares authorized for issuance from treasury under the PSU Plan is 3,130,000.

Compensation expense related to PSUs for the year ended December 31, 2017 was $2,789 (2016 – $1,564).

20.	Supplementary cash flow information
	December 31, 2017 $	December 31, 2016 $

Changes in non-cash working capital
Accounts receivable and other	(2,456)	17,168
Inventories	(31,437)	(18,264)
Accounts payable and accrued liabilities	(1,862)	33,391
Total	(35,755)	32,295

Supplementary cash flow information
Income taxes paid	42,293	48,653
Interest paid	36,750	37,114

(36)

21.	Financial risk management

21.1 Financial risk factors

        Eldorado’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk and liquidity risk. Eldorado’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on Eldorado’s financial performance.

(a)	Market risk

(i) Foreign exchange risk

The Company operates principally in Canada, Turkey, Brazil, Greece and Romania, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency.

Eldorado’s cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and debt are denominated in several currencies, and are therefore subject to fluctuation against the U.S. dollar.

The table below summarizes Eldorado’s exposure to the various currencies denominated in the foreign currency, as listed below:

	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Serbian Dinar	Romanian lei	British pound	Brazilian real
(Amounts in thousands)

Cash and cash equivalents	18,280	482	13,030	4,965	77	4,845	9,730	366	15,991
Marketable securities	6,286	-	-	-	-	-	-	-	-
Accounts receivable and other	13,706	4	24,508	60,111	-	43,157	7,542	-	12,547
Accounts payable and accrued liabilities	(30,900)	(42)	(45,751)	(50,099)	-	(9,000)	(6,174)	-	(5,559)
Other non-current liability	(1,269)	-	(6,516)	(17,999)	-	-	-	-	-
Net balance	6,103	444	(14,729)	(3,022)	77	39,002	11,098	366	22,979

Equivalent in U.S. dollars	$ 4,865	$ 347	$ (17,664)	$ (802)	$ 12	$ 394	$ 2,874	$ 495	$ 6,946

Based on the balances as at December 31, 2017, a 1% increase/decrease in the U.S. dollar exchange rate against all of the other currencies on that date would have resulted in a decrease/increase of approximately $25 in profit (loss) before taxes. There would be no effect on other comprehensive income.

Cash flows from operations are exposed to foreign exchange risk, as commodity sales are set in U.S. dollars and a certain amount of operating expenses are in the currency of the country in which mining operations take place.

(ii) Metal price risk and other price risk

Eldorado is subject to price risk for fluctuations in the market price of gold and other metals. Gold and other metals prices are affected by numerous factors beyond the Company’s control, including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand and political and economic conditions.

Worldwide gold and other metals production levels also affect their prices, and the price of these metals is occasionally subject to rapid short-term changes due to speculative activities. The Company has elected not to actively manage its exposure to metal price risk at this time. From time to time, Eldorado may use commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.

(37)

21.	Financial risk management (continued)

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

Eldorado’s other price risk includes equity price risk, whereby the Company’s investments in marketable securities are subject to market price fluctuation.

(iii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. The Company’s debt is in the form of notes with a fixed interest rate of 6.13%. However borrowings under the ARCA are at variable rates of interest and any borrowings would expose the Company to interest rate cost and interest rate risk.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, term deposits and accounts receivable. Eldorado deposits its cash and cash equivalents, including restricted cash, and its term deposits with high credit quality financial institutions as determined by rating agencies.

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2016.

(c) Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances and by using its lines of credit as required. Management monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. Contractual maturities relating to debt are included in note 14.

21.2 Capital risk management

Eldorado’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of our mining projects. Capital consists of all of the components of equity; share capital from ordinary shares, contributed surplus, accumulated other comprehensive income, deficit and non-controlling interests.

Consistent with others in the industry, Eldorado monitors capital on the basis of the debt to capital ratio and Net Debt to EBITDA. The debt to capital ratio is calculated as debt, including current and non-current debt, divided by capital plus debt. The Net Debt to EBITDA ratio is calculated as debt, including current and non-current debt, less cash, cash equivalents and term deposits, divided by earnings before interest costs, taxes, depreciation and amortization. This policy includes a target debt to capital ratio of less than 30% and a Net Debt to EBITDA target ratio below 3.5.

As at December 31, 2017, our debt to capital ratio was 13.8% (2016 – 14.0%) and our Net Debt to EBITDA ratio was 0.9:1 (2016 – -1.7:1).

These policy targets are managed through the repayments and issuances of debt as well as the continuing management of operations and capital expenditures.

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21.	Financial risk management (continued)

21.3 Fair value estimation

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The assets and liabilities measured at fair value as at December 31, 2017 are marketable securities and derivatives related to the Company’s metal hedge positions.

Eldorado entered into a strip of zero-cost Asian-style collars. The collars are intended to protect the price of our lead and zinc production from the Stratoni and Olympias mines.  The collars set a band within which the Company can protect movements, either above or below specific strike prices. The commodity reference prices are based on the monthly averages as traded on the London Mercantile Exchange and are quoted in U.S. dollars.

With respect to lead, the collar protects the Company at a minimum price of $2,300 per tonne.  It also caps or limits the price per the schedule below. Similarly, for zinc, the minimum price is $2,850 per tonne and the cap or limits are also per the schedule below. The contacts have monthly maturities for the calendar 2018 year, with the final contract maturing on December 31, 2018.

Should the price of each metal average below the floor, the Company will benefit from the hedge position and counterparty will have a settlement owing to us.  Inversely, if the average monthly price exceeds the limit or cap the Company will have a settlement owing to the Counterparty.  The hedge covers 15,336 tonnes of lead and 25,416 tonnes of zinc. A summary of the positions are listed below:

Metal	Hedged Amount (Tonnes)	PUT ($/tonne)	CALL ($/tonne)	Maturity
Lead	7,668	$2,300	$2,625	Jan 2018 – Jun 2018
Lead	7,668	$2,300	$2,735	Jul 2018 – Dec 2018

Zinc	12,708	$2,850	$3,470	Jan 2018 – Jun 2018
Zinc	12,708 (*)	$2,850	$3,600	Jul 2018 – Dec 2018

(*) entered subsequent to December 31, 2017.

As of December 31, 2017, the Company’s derivative liability of $837, which is considered level 2, is included in accounts payable and accrued liabilities in our consolidated balance sheet. The net mark-to-market loss of the hedge contracts for the same amount is presented in gain (loss) on marketable securities and other investments in our consolidated income statement.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities. With the exception of the fair market value of the Company’s senior notes (note 14b), which are included in level 2, all carrying amounts of financial instruments approximate their fair value.

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22.	Commitments

The Company’s contractual obligations, not recorded on the balance sheet, at December 31, 2017, include:

	2018 $	2019 $	2020 $	2021 and later $

Leases	14,953	11,676	10,688	60,958
Purchase obligations	47,614	722	100	152

Totals	62,567	12,398	10,788	61,110

Purchase obligations in 2018 relate primarily to mine development expenditures in Greece as well as operating costs in Turkey.

23.	Contingencies

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. As at December 31, 2017, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Eldorado’s financial position, results of operations or cash flows. Accordingly, no amounts have been accrued as at December 31, 2017.

On September 14, 2017, Hellas Gold received formal notice from the Greek Ministry of Finance and Ministry of the Environment and Energy initiating Greek domestic arbitration proceedings.  The arbitration notice alleged that the Technical Study for the Madem Lakkos Metallurgical Plant for treating Olympias and Skouries concentrates in the Stratoni Valley (known as Olympias Phase III), submitted in December 2014, is deficient and thereby is in violation of the Transfer Contract and the environmental terms of the project.  The arbitration proceedings are expected to conclude by April 6, 2018. While arbitration proceedings are inherently uncertain, the Company is confident that the Technical Study is robust and consistent with the Transfer Contract, the Business Plan and the approved environmental terms of the project.

24.	Related party transactions

Key management includes directors (executive and non-executive), officers and senior management. The compensation paid or payable to key management for employee services, including amortization of share based payments, is shown below:

	2017	2016
	$	$
Salaries and other short-term employee benefits	9,515	8,152
Defined benefit pension plan	754	1,350
Share based payments	5,920	5,326
	16,189	14,828

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25.	Financial instruments by category

Fair value

The following table provides the carrying value and the fair value of financial instruments at December 31, 2017 and December 31, 2016:

	December 31, 2017		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets
Available-for-sale
Marketable securities	5,010	5,010	28,327	28,327

Loans and receivables
Cash and cash equivalents	479,501	479,501	883,171	883,171
Term deposit	5,508	5,508	5,292	5,292
Restricted cash	310	310	240	240
Accounts receivable and other	33,627	33,627	32,159	32,159
Other assets	17,517	17,517	1,810	1,810

Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	110,651	110,651	90,705	90,705
Debt	593,783	595,698	591,589	609,000

26.	Production costs

	2017	2016
	$	$

Labour	52,670	55,223
Fuel	23,241	22,405
Reagents	40,839	35,292
Electricity	12,132	13,991
Mining contractors	12,575	16,028
Operating and maintenance supplies and services	56,342	45,376
Site general and administrative costs	23,621	20,394
Inventory change	(36,501)	(19,510)
Royalties, production taxes and selling expenses	7,821	5,470
	192,740	194,669

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27.	Earnings per share

The weighted average number of ordinary shares for the purposes of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	2017	2016

Weighted average number of ordinary shares used in the calculation
of basic earnings per share	753,565	716,587
Diluted impact of stock options	-	6

Weighted average number of ordinary shares used in the calculation
of diluted earnings per share	753,565	716,593

28.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include operating profit, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at December 31, 2017, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

28.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni and Olympias mines, the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. The Canada reporting segment includes the Lamaque project and exploration activities in Canada. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

2017	Turkey	Brazil	Greece	Romania	Other	Canada	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	337,907	2,347	51,152	-	-	-	391,406
Production costs	145,573	1,824	45,343	-	-	-	192,740
Inventory write-down	-	-	444	-	-	-	444
Depreciation	71,389	-	466	-	269	6	72,130
Gross profit (loss)	120,945	523	4,899	-	(269)	(6)	126,092

Other material items of income and expense
Write-down (write-up) of assets	29,619	(79)	6,661	10,454	42	-	46,697
Exploration costs	3,203	4,733	7,512	10,168	6,029	6,616	38,261
Income tax expense (recovery)	30,139	(1,087)	(4,603)	(8,026)	1,428	1,532	19,383

Additions to property, plant and
equipment during the period	65,013	10,029	233,293	2,006	827	35,820	346,988

Information about assets and liabilities
Property, plant and equipment (*)	835,422	196,467	2,362,107	415,856	750	416,795	4,227,397
Goodwill	-	-	-	-	-	92,591	92,591
	835,422	196,467	2,362,107	415,856	750	509,386	4,319,988

Debt	-	-	-	-	593,783	-	593,783

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28. Segment information (continued)

2016	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	392,096	-	40,631	-	-	432,727
Production costs	159,632	-	35,037	-	-	194,669
Depreciation	74,061	-	543	2	281	74,887
Gross profit (loss)	158,403	-	5,051	(2)	(281)	163,171

Other material items of income and expense
Write-down (write-up) of assets	626	(798)	4,701	-	-	4,529
Exploration costs	2,278	3,503	3,091	1,892	8,009	18,773
Income tax expense (recovery)	64,343	(4,385)	(1,355)	(1,053)	(1,345)	56,205

Additions to property, plant and
equipment during the period	65,674	6,057	210,770	15,953	50	298,504

Information about assets and liabilities
Property, plant and equipment (*)	885,629	186,606	2,157,822	413,949	1,821	3,645,827

Debt	-	-	-	-	591,589	591,589

* Net of revenues from sale of pre-commercial production and tailings retreatment

The Turkey segment derives their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of gold, zinc, lead and silver concentrates.

28.2 Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

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